SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                      -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 9, 2003, announcing the issuance of new shares in connection with a recently-announced capital increase.

Notification

ABB issues new shares

Zurich, Switzerland, December 9, 2003 - ABB today issued 840,006,602 new shares in preparation for the completion of the recently-announced capital increase. Trading in the new shares of ABB Ltd is scheduled to begin on December 10, 2003. The delivery of the new shares is expected to take place on or about December 12 2003.

The subscription period during which shareholders could exercise rights to purchase the new shares expired today at 12 noon Central European Time.

ABB also has taken the opportunity to arrange for the issuance at the prevailing market price over the relevant period of 30,298,913 shares out of the authorized share capital to be contributed to the Combustion Engineering 524(g) Asbestos PI Trust. The Trust will be established as part of the Pre-Packaged Plan of Reorganization filed by ABB's U.S. subsidiary Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. The shares will be contributed to the Trust once the Plan of Reorganization becomes effective.

The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer to sell, or as a solicitation of an offer to purchase, any securities. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. The company does not intend to make a public offering of securities in the United States.

For more information please contact:

ABB Corporate Communications,                Zurich ABB Investor Relations
Thomas Schmidt                               Switzerland:  Tel. +41 43 317 3804
Tel:  +41 43 317 6492                        Sweden:  Tel. +46 21 325 719
Fax: +41 43 317 6494                         USA:  Tel. +1 203 750 7743
media.relations@ch.abb.com                   investor.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABB LTD

Date:  December 10, 2003                    By: /s/ HANS ENHORNING
                                               ---------------------------------
                                               Name:   Hans Enhorning
                                               Title:  Group Vice President,
                                                       Assistant General Counsel

                                            By: /s/ FRANCOIS CHAMPAGNE
                                               ---------------------------------
                                               Name:   Francois Champagne
                                               Title:  Group Vice President,
                                                       Senior Counsel